082-01257

IMPERIAL

RECEIVED
2006 AUG -8 P 1:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 August 2006

06015861

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Imperial One Int'l Ltd

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited on 31July 2006.

- Fourth Quarter Activities & Cashflow Report

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/07/2006

TIME: 15:15:46

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Fourth Quarter Activities & Cashflow Report

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IMPERIAL

QUARTERLY REPORT TO 30 JUNE 2006

TO THE AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial Corporation Limited for the period ended 30 June 2006.

CHANGE OF COMPANY NAME

Shareholders approved the change of name of the company to Imperial Corporation Limited at a general meeting of members held on 6 June 2006.

The change became effective on 15th June 2006 with the issue of a certificate of change of name by the Australian Securities and Investments Commission.

IMPERIAL ENERGY LLC (100%)

In early March 2006, the Company's wholly owned subsidiary, Imperial Energy LLC ("Imperial Energy"), in joint venture with American Natural Resources LLC ("ANR"), commenced an initial 5 well natural gas development program in Cambria County, Pennsylvania, USA. Following the success of the initial program a further 5 wells have been successfully completed. Total cost to Imperial for the first 10 wells is US$1,937,500.

The principal shareholders and operators of ANR have had extensive experience in the oil and gas industry in the Appalachian Basin. Other oil and gas related business opportunities are also being pursued in the northeast USA.

Imperial Energy Highlights:

Natural Gas Development Joint Venture

- On 17 July 2006 the Company commenced operations as a natural gas supplier in the Appalachian Basin through its joint venture agreement with American Natural Resources ("ANR"). Natural gas is being sold to Dominion Field Services inc at prevailing Appalachian market prices, currently around US$8.00 per mcf.
- Imperial Energy has a 75% working interest in the joint venture, generating a 60.9375% net revenue interest
- The initial, 10 well, US$2.5 million development program commenced in early March 2006, with all wells being considered commercially successful
- As all 10 wells come on-line, production is expected to be in excess of 1,000 mcf per day
- Over the startup period the wells have been choked off. On-going production flow data will be made available once the wells have been on-line for at least 3 months
- The next 5 well development program is expected to commence within the next 10 days
- A further 55 development sites in the region have been identified with leases secured

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in Appalachian Basin with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for this high rate of

drilling activity lie in the characteristics of the Appalachian Basin gas wells. Success rate for a natural gas producing well is, on average, greater than 95% with many wells in this region remaining in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

BEMAX RESOURCES NL (4.9%)

The Company holds 4.9% of the issued capital of Bemax Resources NL ("Bemax") which is currently capitalised at $243m. The following summarises the Bemax ASX Quarterly Activities Report for the 30 June 2006 period:

Bemax Highlights:

Murray Basin Operations

- Official Opening of Murray Basin Operations by the NSW Premier, concluding the end of the 17 month development program
- First sales of Murray Basin Products made to clients
- First ship to Bunbury carrying 22,000 tonnes of Murray Basin zircon and rutile rich non magnetic concentrate. Several shipments have now been made
- Commissioning of the expansion of the Bunbury Mineral Separation Plant with products being produced on specification within a month of receipt of the first shipment of Murray Basin material
- 1,754,864 tonnes of ore mined, producing 109,030 HMC
- Continued work on Snapper Deposit for upgrade to reserve status
- Exploration drilling focus on Ginkgo/Snapper region

West Australian Operations

- Commencement of processing of Murray Basin material in June 2006
- Final Gwindinup Mine project management plans submitted
- 1,003,491 tonnes of ore mined, producing 105,920 HMC

For further detail, refer to the website www.bemax.com.au

CORPORATE

Non-Renounceable Rights Issue – During the period under review the company completed a 1 for 4 non-renounceable rights issue at $0.008 per share. The issue which closed on 6 June 2006 was fully underwritten resulting in the issue of 274,872,568 additional shares raising $2,198,981 before costs of the issue.

The principal purpose of the issue was to allow the company to:

- continue its contribution to the natural gas development programme in the Appalachian Basin, Pennsylvania, USA
- repay loans
- raise working capital to enable the company to evaluate and seek new investment opportunities
-

Rupert Company Limited – The Company has been successful on application to the High Court of Fiji to appoint an official receiver to liquidate the assets of Rupert Company Limited for the recovery of costs incurred in Supreme Court proceedings between Rupert and the Company in 2003. As yet the assets held by Rupert Company Limited are not known. The Company's claim for the Supreme Court costs is $123,693. Recovery of costs relating to the Court of Appeal proceedings between Rupert and the Company is $34,186.60 of which the Company has received $20,000 lodged as security of costs from the Court of Appeal. No amounts have been provided in the Financial Statements for the recovery of the remainder of these costs.

EXERCISE OF OPTIONS

A Further 65,295,000 shares were issued pursuant to the exercise of 65,295,000 unlisted options. These options were exercised prior to the Rights Issue record date and participated in the Rights Issue. The company received a further $468,331 from the exercise of these options. At the 30 June 2006 the company had the following securities on issue:

- 1,374,363,874 ordinary fully paid shares
- 14,000,000 unlisted executive options exercisable at $0.0047 expiring 6 December 2010

CONVERTIBLE NOTE ISSUE

In addition the company completed a $1.5million Convertible Note Issue, pursuant to which 1,500,000, $1.00 convertible notes were issued in equal portion to the Belgravia Group Pty Ltd, a Melbourne based investment company associated with Mr Geoff Lord and Belgravia Associates (NSW) Pty Ltd, the principle of which is Mr Kevin Maloney. The coupon rate of the convertible note is 12% per annum and they mature on 11 May 2009. The issue of the notes was approved by shareholders at a general meeting of members held on 6 June 2006.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial Corporation Limited

ABN	Quarter ended ("current quarter")
29 002 148 361	30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (..12.....months) $A
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	-	(3,346)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(201,124)	(611,557)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	1,496	7,949
1.5	Interest and other costs of finance paid	(216)	(216)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(199,844)	(607,170)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	(90,000)
	(c) other fixed assets	-	(3,413)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	98,038
	(c)other fixed assets	-	-
1.10	Loans to other entities	(6,001)	(8,213)
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material) - Natural Gas Joint Venture	(1,313,462)	(2,633,157)
	Net investing cash flows	(1,319,463)	(2,636,745)
1.13	Total operating and investing cash flows (carried forward)	(1,519,307)	(3,243,915)

1.13	Total operating and investing cash flows (brought forward)	(1,519,307)	(3,243,915)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,633,277	3,128,277
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	1,810,000	3,170,000
1.17	Repayment of borrowings	(553,858)	(593,858)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	3,889,419	5,704,419
	Net increase (decrease) in cash held	2,370,112	2,460,504
1.20	Cash at beginning of quarter/year to date	217,214	126,822
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	2,587,326	2,587,326

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	60,000
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

- Consultant fees paid to Eastern & Pacific Capital Pty Ltd, a company associated with B W McLeod

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	20,000
4.2	Development	1,350,000
	Total	1,370,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	11,739	101,305
5.2	Deposits at call	1,267,445	115,909
5.3	Bank overdraft	-	-
5.4	Other (provide details) Joint Venture	1,308,142	-
	Total: cash at end of quarter (item 1.22)	2,587,326	217,214

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil Nil	Nil Nil		
7.3	**+Ordinary securities**	1,374,363,874	1,374,363,874		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	340,167,568 Nil	340,167,568 Nil		
7.5	**+Convertible debt securities** *(description)*	1,500,000 - $1.00 Notes interest @ 12%pa maturing 11 May 2009	Nil		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	1,500,000 Nil	Nil Nil		
7.7	**Options** *(description and conversion factor)*	14,000,000	Nil	*Exercise price* $0.0047	*Expiry date* 6 December 2010
7.8	Issued during quarter	Nil	Nil		
7.9	Exercised during quarter	65,295,000	Nil		
7.10	Expired during quarter	Nil	Nil		
7.11	**Debentures** *(totals only)*	Nil	Nil		
7.12	**Unsecured notes** *(totals only)*	Nil	Nil		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2006
(Company secretary)

Print name: David Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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